UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

PEACE ARCH ENTERTAINMENT PROMOTES INDUSTRY VET JULIE SULTAN TO PRESIDENT, INTERNATIONAL MOTION PICTURE SALES

Sultan, in New Role Overseeing International Film Acquisitions and Sales, Names Suzanne Barron Executive VP and Others to Key Posts

TORONTO – Nov. 5, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE.TO - News), an integrated global entertainment company, today announced the promotion of Julie Sultan to the newly created post of president, international motion picture sales.

Sultan, executive VP since April 2007, has been tapped to lead an expanded sales effort amid a major increase in film acquisition activity by PAE, including obtaining international distribution rights to the dark comedy "Nobel Son," drama "Explicit iLLS" and thriller "Two: Thirteen." Peace Arch is showcasing the titles during this week’s American Film Market in Santa Monica, CA.

In her new role heading international film acquisitions and sales, Sultan has announced the promotions of Suzanne Barron to executive VP, international motion picture sales; Caroline Dubourg to VP, international motion picture sales and business affairs; and Nicole Jelovic to manager, international motion picture sales.

“There is no one better than Julie to lead our international film acquisition and sales efforts, which will play an increasingly important role in boosting our profitability,” PAE COO John Flock says. “By lowering our production output, we have been able to focus more of our resources on economically acquiring quality films to meet growing demand both internationally and from our own expanding direct DVD and theatrical distribution businesses in North America. Julie is a superb, results-oriented executive with a stellar reputation, whose track record of success for us over the past 18 months makes her the perfect candidate for this vital new role.”

“I am thrilled that Peace Arch has provided me with this opportunity, and fortunate to have such a capable, highly talented team of executives in place to promote,” Sultan added. “Having someone of Suzanne’s caliber at my side is a great asset.  Combined with Caroline’s business acumen and strong understanding of the industry, as well as Nicole’s first-rate sales abilities, Peace Arch is well positioned to build on the momentum it has established.”

Sultan joined Peace Arch Entertainment as executive VP of international film sales in April 2007 from Lakeshore International, where she served as senior VP for seven years. Earlier, Sultan spent five years at NBC as VP, international TV sales, and at Playboy Entertainment Group as director of international sales.

Barron, senior VP since joining PAE in 2004, previously was an international sales consultant for four years at HBO Enterprises and five years at Playboy Entertainment Group.

Dubourg, who started at PAE in April 2007, spent the previous seven years at TF1 International. There, she was responsible for business and legal affairs for international licensing deals, acquisitions and international coproduction for both U.S. and foreign-language films. She started her business affairs career at Gaumont in film and TV production.

Jelovic joined PAE in 2007 as a film festival coordinator. Other roles include serving as director of development at independent production company Booya Studios and production assistant on the documentary feature “Voices of Iraq.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 2,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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CONTACTS:

Paul Nichols

Jim Benson

The Lippin Group

The Lippin Group

pnichols@lippingroup.com

jbenson@lippingroup.com

323.965.1990

323.965.0992

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 5, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.